SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required, effective October 7, 1996]

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]

For the transition period from                      to

Commission file number 0-14376

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, CA 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Report of Independent Auditors

To the participants and Plan Administrative Committee of the

    Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements, taken as a whole.

/s/    ERNST & YOUNG LLP

San Francisco, California

May 23, 2003

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2002 and 2001

	December 31,
	2002	2001
Assets
Investments, at fair value	$1,229,272,726	$1,370,437,888
Cash	397,622	—
Contributions receivable:
Participants	3,054,691	2,541,281
Employer	1,634,249	1,703,139

Total contributions receivable	4,688,940	4,244,420

Total assets	1,234,359,288	1,374,682,308

Liabilities
Excess deferrals due to participants	15,862	22,951
Amounts due to broker for securities sold	36,456	670,424

Total liabilities	52,318	693,375

Net assets available for benefits	$1,234,306,970	$1,373,988,933

See accompanying notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions
Interest and dividends	$12,528,349
Contributions:
Participants	130,559,777
Employer	45,774,735
Rollovers	5,664,815

Total contributions	181,999,327

Total additions	194,527,676

Deductions
Benefits paid directly to participants	77,535,643
Net depreciation in fair value of investments	256,580,881
Administrative expenses	93,115

Total deductions	334,209,639

Net decrease	(139,681,963)
Net assets available for benefits at beginning of year	1,373,988,933

Net assets available for benefits at end of year	$1,234,306,970

See accompanying notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Oracle Corporation (the Company) established the Plan, effective January 1, 1986, as a defined contribution plan. The Plan was established for the purpose of providing retirement benefits for the employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the 401(k) Benefits Committee, appointed by the Board of Directors or Chief Financial Officer. Fidelity Investments Institutional Operations Company, Inc. is used as the recordkeeper to maintain the individual accounts of each Plan participant.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first day of each calendar month following completion of one hour of service with the Company. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income from the Company; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 20% of their eligible compensation, as defined by the Plan document, plus the amount of any unused flex credits. Annual participant contribution amounts are limited to $11,000 for the year ended December 31, 2002 ($12,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). The Company matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2002

1. Description of the Plan (continued)

Investment Options

Participants direct the investment of their contributions and the Company’s contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, mutual funds, and Brokerage Link. Brokerage Link balances consist of mutual fund options offered by the Plan, as well as other registered investment companies or common stock.

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and allocations of plan earnings. All amounts in participant accounts are participant-directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Company matching contributions is based on years of service. Participants are 25% vested after one year of service, and vest an additional 25% each year, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants’ nonvested accounts may be used in the Company’s discretion to reduce its matching contribution obligations for the Plan year in which the forfeiture arose or in the succeeding Plan years or to correct misallocations due to administrative error. The amounts of unallocated forfeitures related to the nonvested accounts at December 31, 2002 and 2001 were $9,702,981 and $7,438,584, respectively. In 2002, the Company used $2,983 of forfeitures to offset Company matching contributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case the repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Benefits Committee. Principal and interest is paid ratably through payroll deductions.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2002

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump-sum benefit and elect to receive monthly installments. If the participant’s account is valued at $5,000 or less, the amount is distributed in a lump sum. Distributions of investments in the Company’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Administrative Expenses

Administrative expenses are borne by the Company, except for fees related to administration of participant loans and Brokerage Link, which are deducted from the participants’ applicable accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices. Investments in common/collective trusts are valued based upon the quoted redemption value of units at year-end. The money market funds are valued at cost plus accrued interest, which approximates fair value. Common stocks, including the Company’s common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2002

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2002, 4,723,680 units were outstanding with a value of $75.56 per unit (4,624,267 units were outstanding with a value of $96.24 per unit at December 31, 2001).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2002 and 2001 are as follows:

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2002

3. Investments (continued)

	December 31,
	2002	2001
Oracle Corporation Common Stock	$353,048,652	$440,091,860
Fidelity Contrafund	88,639,578	96,836,445
Fidelity Growth Company Fund	78,224,072	113,079,401
Fidelity Growth and Income Fund	85,872,951	102,694,128
Fidelity Magellan Fund	104,100,737	129,975,777
Fidelity Retirement Money Market Fund	91,817,655	85,865,295

For the year ended December 31, 2002, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$(91,653,906)
Shares of registered investment companies	(164,929,051)
Preferred stock	510
Limited partnership	235
Government debt	1,331

$(256,580,881)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated May 4, 1995, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The 401(k) Benefits Committee believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2002

5. Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of approximately $68,577,320, and sales of approximately $64,739,690, of the Company’s common stock.

Supplemental Schedule

Oracle Corporation

401(k) Savings and Investment Plan

EIN 94-2871189, Plan #001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
	Berger Mid Cap Value Fund	451,421 shares	$6,640,405
	Credit Suisse Capital Appreciation Fund	848,515 shares	10,309,453
	Dreyfus Founders Discovery Fund F	108,902 shares	2,073,499
*	Fidelity Balanced Fund	2,867,041 shares	38,102,974
*	Fidelity Contrafund	2,296,362 shares	88,639,578
*	Fidelity Disciplined Equity Fund	1,172,526 shares	21,070,284
*	Fidelity Equity-Income Fund	882,794 shares	35,020,428
*	Fidelity Freedom Income Fund	90,483 shares	959,117
*	Fidelity Freedom 2000 Fund	42,041 shares	462,876
*	Fidelity Freedom 2010 Fund	202,732 shares	2,319,252
*	Fidelity Freedom 2020 Fund	962,410 shares	10,240,040
*	Fidelity Freedom 2030 Fund	292,969 shares	2,999,999
*	Fidelity Freedom 2040 Fund	123,383 shares	723,025
*	Fidelity Growth and Income Fund	2,833,156 shares	85,872,951
*	Fidelity Growth Company Fund	2,208,472 shares	78,224,072
*	Fidelity Intermediate Bond Fund	5,038,066 shares	54,058,443
*	Fidelity International Growth and Income Fund	1,360,040 shares	22,875,876
*	Fidelity Low-Priced Stock Fund	1,679,632 shares	42,276,340
*	Fidelity Magellan Fund	1,318,398 shares	104,100,737
*	Fidelity OTC Portfolio	512,750 shares	12,259,842
*	Fidelity Pacific Basin Fund	543,287 shares	6,932,340
*	Fidelity Worldwide Fund	696,791 shares	8,277,878
	Janus Worldwide Fund	1,318,100 shares	42,350,557
	Spartan Extended Market Index Fund	161,549 shares	3,106,586
	Spartan US Equity Index Fund	1,095,939 shares	34,138,505
	Templeton Developing Markets Fund	332,432 shares	3,324,319
	Westcore Small Cap Opportunity Fund	350 shares	7,795

			717,367,171
	Assets in Brokerage Link accounts	Various investments, including registered investment companies, common stocks and money market funds	5,796,949
*	Oracle Corporation Common Stock	32,689,690 shares	353,048,652
	Money market funds:
*	Fidelity Retirement Money Market Fund	91,817,655 shares	91,817,655
*	Fidelity Institutional Money Market Fund	3,475,337 shares	3,475,337

			95,292,992
	Common/collective trust funds:
*	Fidelity Managed Income Portfolio	41,424,707 shares	41,424,707
*	Participant loans	5.68% –11.5%, maturing through 2012	16,342,255

	Total investments		$1,229,272,726

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2003

ORACLE CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN

/s/ PETER W. SHOTT
Peter W. Shott Director of Benefits, Oracle Corporation

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Auditors

99.1	Certification of Lawrence J. Ellison, Chairman and Chief Executive Officer of Oracle Corporation, pursuant to 18 U.S.C. Section 1350

99.2	Certification of Jeffrey O. Henley, Executive Vice President and Chief Financial Officer of Oracle Corporation, pursuant to 18 U.S.C. Section 1350